UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PDC 2002-C LIMITED PARTNERSHIP

(Name of Issuer)

Limited Partnership Interests

(Title of Class of Securities)

(CUSIP Number)

Daniel W. Amidon

1775 Sherman Street, Suite 3000

Denver, CO 80203

(303) 860-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PDC Energy, Inc. 20-0547582
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39.12 limited partnership interests
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39.12 limited partnership interests
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39.12 limited partnership interests
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29% (See Note 1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 471.91 limited partnership interests outstanding as of April 3, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the limited partnership interests (the “Units”) of PDC 2002-C Limited Partnership, a West Virginia limited partnership (the “Partnership”), which has its principal executive offices at 1775 Sherman Street, Suite 3000, Denver, CO 80203.

Item 2. Identity and Background.

(a) - (c) This Schedule 13D is being filed by PDC Energy, Inc. (“PDC”), a Nevada corporation with its principal office located at 1775 Sherman Street, Suite 3000, Denver, CO 80203. PDC is principally engaged in the exploration, development, production and marketing of oil and natural gas. PDC serves as the managing general partner of 21 partnerships, including the Partnership, formed to drill, own and operate natural gas and oil wells. PDC controls the Partnership through its 20% managing general partner interest in the Partnership.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of PDC, as applicable (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Appendix A and is incorporated herein by reference.

(d) - (e) During the last five years, neither PDC nor, to the best of PDC’s knowledge, any of the Listed Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Since the third anniversary of the date of the Partnership’s first cash distributions, investors of the Partnership have had the ability to request that PDC repurchase their Units, subject to an aggregate total repurchase limit during any calendar year. PDC acquired its beneficial ownership of 8.29% of the Units by purchasing Units from investors through the Partnership’s Unit repurchase program or on a privately negotiated basis from time to time. PDC may continue to acquire Units from non-affiliated limited partners in the Partnership pursuant to its Unit repurchase program or on a privately negotiated basis, although there is no assurance that PDC will continue such program or continue to privately negotiate purchase transactions.

Item 4. Purpose of the Transaction.

PDC’s previous purchases of Units were made through its Unit repurchase program or as an accommodation to individual investors. Because drilling partnerships are not part of PDC’s strategic plan going forward, PDC wishes to buy them back, to the extent feasible. PDC has not established a drilling partnership since 2007 and has publicly announced a fundamental shift in its business strategy away from the partnership model to a more traditional exploration and production company model. PDC expects that acquiring the limited partnerships that PDC has sponsored, including the Partnership, would result in administrative efficiencies and cost reductions in the management and operation of the properties now owned by such partnerships, particularly in the areas of audit, accounting and tax services, SEC reporting, engineering services, bookkeeping, data processing, record maintenance and communication with the partners. Finally, since no liquid market currently exists for the Partnership’s Units, any purchase offer or merger transaction for the limited partnership units of the non-affiliated investor partners will afford non-affiliated investor partners the opportunity to cash out their investment in the Partnership.

The Partnership expects that it will file with the SEC a Form 15 to deregister its equity securities under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act. After careful consideration, PDC determined that such deregistration and suspension of reporting obligations is in the best interests of this Partnership and its non-affiliated investor partners. PDC believes deregistration and suspension of reporting obligations will decrease the costs related to the preparation and filing of SEC reports and compliance with the Sarbanes-Oxley Act obligations, and such benefits will outweigh any advantages of this Partnership continuing as an SEC-reporting company. The Partnership is eligible to deregister under the Exchange Act because its equity securities are held of record by fewer than 500 persons and its assets have not exceeded $10 million on the last day of each of its three most recent fiscal years. Upon filing of the Form 15, this Partnership’s obligations to file periodic reports with the SEC, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. PDC expects that the deregistration of this Partnership’s equity securities under the Exchange Act will become effective 90 days after the date on which the Form 15 is filed.

Other than described above, PDC does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although it reserves the right to formulate such plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

(a) and (b) As of April 3, 2014, PDC holds directly 39.12 Units, representing approximately 8.29% of the outstanding Units. PDC controls the Partnership through its 20% managing general partner interest in the Partnership. PDC has sole voting and dispositive power over the 39.12 Units beneficially owned by PDC, but has no control over the voting of Units held by other limited partners of the Partnership. None of the Listed Persons beneficially owns any Units of the Partnership.

(c) Pursuant to a privately negotiated transaction, PDC purchased 0.02 Units from an investor for $110.00 on April 2, 2014. Except for the aforementioned transaction, there have been no transactions in Units of the Partnership during the past 60 days by PDC or any of the Listed Persons.

(d) PDC acts as managing general partner of the partnership and transacts all of the Partnership’s business on behalf of the Partnership. Other than PDC, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by PDC.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5, and the limited partnership agreement of the Partnership set forth as Exhibit 99.1 are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

99.1	Limited Partnership Agreement of PDC 2002-C Limited Partnership, dated as of November 12, 2002 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Partnership on October 27, 2010).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2014	PDC ENERGY, INC.

	By:	/s/ Daniel W. Amidon
Daniel W. Amidon
General Counsel and Secretary of PDC Energy, Inc.

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

PDC ENERGY, INC.

Set forth below is the name, current business address and the present principal occupation or employment of each director and executive officer of PDC. The current business address for each of the individuals listed below is 1775 Sherman Street, Suite 3000, Denver, CO 80203.

Name	Position with PDC, Other Present Principal Occupation

James M. Trimble	Chief Executive Officer, President and Director

Gysle R. Shellum	Chief Financial Officer

R. Scott Meyers	Chief Accounting Officer

Barton R. Brookman, Jr.	Executive Vice President and Chief Operating Officer

Daniel W. Amidon	Senior Vice President, General Counsel and Secretary

Lance A. Lauck	Senior Vice President Corporate Development

Jeffrey C. Swoveland	Non-Executive Chairman

Joseph E. Casabona	Director

Anthony J. Crisafio	Director

Larry F. Mazza	Director

David C. Parke	Director

Kimberly Luff Wakim	Director

Appendix A